EXHIBIT 99.1

Colliers Reports Second Quarter Results

Diversified business model fuels outperformance

Second quarter and year to date operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2025	2024	2025	2024

Revenues	$1,347.6	$1,139.4	$2,488.8	$2,141.3
Net Revenues (note 1)	1,185.9	1,018.0	2,179.6	1,908.7
Adjusted EBITDA (note 2)	180.2	155.6	296.3	264.3
Adjusted EPS (note 3)	1.72	1.36	2.59	2.13

GAAP operating earnings	99.2	114.7	130.8	158.1
GAAP diluted net earnings (loss) per share	0.08	0.73	0.00	0.99

TORONTO, July 31, 2025 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced financial results for the second quarter ended June 30, 2025. All amounts are in US dollars.

Second quarter consolidated revenues were $1.35 billion, up 18% (17% in local currency), net revenues were $1.19 billion, up 16% (16% in local currency) and Adjusted EBITDA (note 2) was $180.2 million, up 16% (15% in local currency) compared to the prior year quarter. Consolidated internal revenue growth measured in local currencies was 4% (note 5) versus the prior year quarter. Adjusted EPS (note 3) was $1.72, an increase of 26% over the prior year quarter. Adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. GAAP operating earnings were $99.2 million compared to $114.7 million in the prior year quarter. The GAAP diluted net earnings per share were $0.08 compared to $0.73 in the prior year quarter. Second quarter GAAP diluted net earnings per share would have been approximately $0.01 lower excluding foreign exchange impacts.

For the six months ended June 30, 2025, revenues were $2.49 billion, up 16% (17% in local currency), net revenues were $2.18 billion, up 14% (15% in local currency) and adjusted EBITDA (note 2) was $296.3 million, up 12% (12% in local currency) versus the prior year period. Consolidated internal revenue growth measured in local currencies was 4% (note 5) versus the prior year period. Adjusted EPS (note 3) was $2.59, up 22% from $2.13 in the prior year period. Adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. The GAAP operating earnings were $130.8 million compared to $158.1 million in the prior year period, with the prior year favourably impacted by the reversal of contingent consideration expense related to an acquisition. The GAAP diluted net loss per share was nil compared to diluted net earnings per share of $0.99 in the prior year period. The GAAP diluted net earnings per share would have been approximately $0.01 lower excluding foreign exchange impacts.

Over the past 12 months, 71% of the Company’s earnings came from recurring revenues. During the same period, free cash flow (note 4) was converted at a rate of 98% of adjusted net earnings – a strong performance and well in line with the Company’s target range.

“We exceeded expectations with our strong second quarter results, showcasing the exceptional performance of our Engineering division,” stated Jay S. Hennick, Chairman & CEO of Colliers. "Our long-term strategy to build a diversified professional services and investment management company with high-quality, recurring revenue streams is clearly paying off. All three of our growth engines – Real Estate Services, Engineering, and Investment Management – demonstrated solid momentum this quarter, driven by organic growth, new revenue pipelines, and strategic acquisitions. We anticipate this positive trend to continue throughout the year, prompting us to raise our annual outlook despite ongoing macroeconomic uncertainties.”

“Last week, we announced the rebranding of our Investment Management division as Harrison Street Asset Management (“Harrison Street”), reflecting the strength and global recognition of the Harrison Street brand. We also expanded our leadership team, appointing Co-Founder Christopher Merrill as Global CEO, along with Zach Michaud and Stephen Gordon as Managing Partners & Global CFO and COO, respectively. These changes position us to further scale our platform, unlock new opportunities and position ourselves for further value creation. This week’s acquisition of a 60% stake in RoundShield Partners, a leading European credit platform with $5 billion in assets under management, further expands our credit, student housing and hospitality capabilities. In addition to RoundShield, we also completed four tuck-in acquisitions in Engineering and two in Real Estate Services.”

“With a 30-year track record of disciplined growth, visionary leadership, and three strong, high value growth engines, Colliers is a different kind of company that is exceptionally well-positioned to seize new opportunities and deliver enduring value for our shareholders,” Hennick concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With over $5.0 billion in annual revenues, a team of 24,000 professionals, and more than $100 billion in assets under management, Colliers remains committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Segmented Second Quarter Results
Real Estate Services revenues totalled $785.4 million, up 4% (up 4% in local currency) versus the prior year quarter. Net revenues were $730.8 million, up 5% (up 4% in local currency). Capital Markets revenues were up 17% (16% in local currency) with solid growth across all asset classes, led by the US, Western Europe and debt finance. Leasing revenues declined 5% (5% in local currency) globally and were impacted by tariff-driven uncertainties especially in industrial, which more than offset robust growth in office leasing. Outsourcing revenues were up 6% (6% in local currency) with growth across all services. Adjusted EBITDA was $87.0 million, down 1% (1% in local currency) on revenue mix as well as continued investments in recruiting. The GAAP operating earnings were $66.9 million, relative to $64.3 million in the prior year quarter.

Engineering revenues totalled $436.0 million, up 67% (65% in local currency) compared to the prior year quarter. Net revenues (excluding subconsultant and other direct costs) were $337.3 million, up 73% (70% in local currency) driven by the favourable impact of recent acquisitions and strong internal growth. Adjusted EBITDA was $46.3 million, up 145% (142% in local currency) over the prior year quarter, with margin expansion driven equally by acquisitions and improved productivity and efficiency in core operations. The GAAP operating earnings were $19.2 million relative to $9.6 million in the prior year quarter.

Investment Management revenues were $126.1 million, flat (flat in local currency) relative to the prior year quarter. Net revenues (excluding pass-through performance fees) were $117.7 million, down 7% (down 7% in local currency) impacted by catch-up fees recognized in the prior year quarter. Adjusted EBITDA was $50.0 million, down 1% (down 1% in local currency) compared to the prior year quarter. GAAP operating earnings were $29.3 million in the quarter versus $55.0 million in the prior year quarter, with the prior year quarter impacted by a reversal of contingent acquisition consideration expense. AUM was $103.3 billion as of June 30, 2025 up from $100.3 billion at the end of the first quarter on solid fundraising, strong capital deployment activity and modest valuation increases during the quarter. Including RoundShield, proforma AUM is approximately $108 billion.

Unallocated global corporate costs as reported in Adjusted EBITDA were $3.1 million relative to $1.9 million in the prior year quarter. The corporate GAAP operating loss was $16.2 million compared to $14.2 million in the prior year quarter.

Updated 2025 Outlook
The Company is updating and increasing its outlook for 2025 to reflect year to date operating results and the partial year impact of completed acquisitions, including RoundShield. On a consolidated basis, low-teens percentage revenue growth (previously high single-digit to low teens), mid-teens Adjusted EBITDA growth (previously low-teens) and mid to high-teens Adjusted EPS growth (previously low-teens) are expected.  The outlook remains contingent on (i) lower global trade uncertainty, and (ii) lower interest rate volatility in the second half of the year. The outlook drivers by segment have been updated accordingly and are discussed in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions.

Conference Call
Colliers will be holding a conference call on Thursday, July 31, 2025 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2025	2024	2025	2024
Revenues	$1,347,649	$1,139,368	$2,488,819	$2,141,348

Cost of revenues	798,064	687,062	1,486,554	1,293,307
Selling, general and administrative expenses	372,657	302,934	720,950	602,894
Depreciation	18,703	15,460	37,350	30,882
Amortization of intangible assets	42,983	34,385	87,738	69,471
Acquisition-related items (1)	16,059	(15,221)	25,440	(13,281)
Operating earnings	99,183	114,748	130,787	158,075
Interest expense, net	15,515	19,376	38,063	39,248
Equity earnings from non-consolidated investments	(3,318)	(796)	(7,052)	(1,232)
Other income	(2,229)	(136)	(3,069)	(351)
Earnings before income tax	89,215	96,304	102,845	120,410
Income tax	25,244	24,377	29,956	34,347
Net earnings	63,971	71,927	72,889	86,063
Non-controlling interest share of earnings	16,238	11,224	21,967	20,145
Non-controlling interest redemption increment	43,724	23,979	51,172	16,537
Net earnings (loss) attributable to Company	$4,009	$36,724	$(250)	$49,381

Net earnings (loss) per common share

Basic	$0.08	$0.73	$0.00	$1.00

Diluted	$0.08	$0.73	$0.00	$0.99

Adjusted EPS (2)	$1.72	$1.36	$2.59	$2.13

Weighted average common shares (thousands)
Basic	50,667	50,239	50,641	49,374
Diluted	50,891	50,479	50,641	49,671

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   See definition and reconciliation below.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	June 30,	December 31,	June 30,
(unaudited)	2025	2024	2024

Assets
Cash and cash equivalents	$183,343	$176,257	$162,625
Restricted cash (1)	51,054	41,724	78,060
Accounts receivable and contract assets	936,872	869,948	723,531
Mortgage warehouse receivables (2)	104,588	77,559	140,974
Prepaids and other assets	369,005	323,117	329,716
Warehouse fund assets	81,057	110,779	49,285
Current assets	1,725,919	1,599,384	1,484,191
Other non-current assets	232,551	220,299	212,301
Warehouse fund assets	186,602	94,334	286,171
Fixed assets	239,044	227,311	201,315
Operating lease right-of-use assets	408,419	398,507	380,699
Deferred tax assets, net	94,792	79,258	58,902
Goodwill and intangible assets	3,573,278	3,481,524	3,048,187
Total assets	$6,460,605	$6,100,617	$5,671,766

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,075,674	$1,140,605	$966,978
Other current liabilities	97,287	109,439	97,862
Long-term debt - current	16,841	6,061	9,618
Mortgage warehouse credit facilities (2)	97,103	72,642	132,869
Operating lease liabilities - current	98,651	92,950	87,350
Liabilities related to warehouse fund assets	84,478	86,344	146,636
Current liabilities	1,470,034	1,508,041	1,441,313
Long-term debt - non-current	1,723,433	1,502,414	1,354,241
Operating lease liabilities - non-current	385,860	383,921	371,618
Other liabilities	143,627	135,479	123,691
Deferred tax liabilities, net	78,937	78,459	37,635
Liabilities related to warehouse fund assets	114,934	14,103	43,000
Redeemable non-controlling interests	1,157,773	1,152,618	1,105,008
Shareholders' equity	1,386,007	1,325,582	1,195,260
Total liabilities and equity	$6,460,605	$6,100,617	$5,671,766

Supplemental balance sheet information
Total debt (3)	$1,740,274	$1,508,475	$1,363,859
Total debt, net of cash and cash equivalents (3)	1,556,931	1,332,218	1,201,234
Net debt / pro forma adjusted EBITDA ratio (4)	2.3	2.0	2.0

Notes to Condensed Consolidated Balance Sheets

(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)   Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding mortgage warehouse credit facilities.
(4)   Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2025	2024	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$63,971	$71,927	$72,889	$86,063
Items not affecting cash:
Depreciation and amortization	61,686	49,845	125,088	100,353
Gains attributable to mortgage servicing rights	(10,455)	(3,712)	(14,494)	(5,027)
Gains attributable to the fair value of loan
premiums and origination fees	(6,676)	(3,424)	(11,245)	(5,623)
Deferred income tax	(5,366)	(3,406)	(14,550)	(7,395)
Other	17,744	1,686	37,093	15,148
	120,904	112,916	194,781	183,519

Increase in accounts receivable, prepaid
expenses and other assets	(139,954)	(98,930)	(109,680)	(94,289)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	11,456	43,740	(26,936)	(2,902)
Increase (decrease) in accrued compensation	51,518	59,914	(100,959)	(87,018)
Contingent acquisition consideration paid	(5,680)	(300)	(7,948)	(3,038)
Mortgage origination activities, net	7,980	3,694	11,465	7,192
Sales to AR Facility, net	(1,661)	20,155	(636)	110
Net cash provided by (used in) operating activities	44,563	141,189	(39,913)	3,574

Investing activities
Acquisition of businesses, net of cash acquired	(50,218)	(17,772)	(59,703)	(17,772)
Purchases of fixed assets	(16,428)	(12,480)	(31,082)	(29,353)
Purchases of warehouse fund assets	(110,921)	(220,917)	(121,734)	(257,343)
Proceeds from disposal of warehouse fund assets	62,914	71,494	62,914	76,438
Cash collections on AR Facility deferred purchase price	35,556	34,930	83,977	68,848
Other investing activities	(22,469)	(22,718)	(45,764)	(58,133)
Net cash used in investing activities	(101,566)	(167,463)	(111,392)	(217,315)

Financing activities
Increase in long-term debt, net	118,878	106,528	260,786	1,476
Purchases of non-controlling interests, net	(11,916)	(7,083)	(17,219)	(9,737)
Dividends paid to common shareholders	-	-	(7,592)	(7,132)
Distributions paid to non-controlling interests	(37,015)	(38,521)	(45,473)	(48,827)
Issuance of subordinate voting shares	-	-	-	286,924
Other financing activities	(6,263)	2,964	(7,440)	17,093
Net cash provided by financing activities	63,684	63,888	183,062	239,797

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	(13,545)	(2,386)	(15,341)	(4,446)

Net change in cash and cash
equivalents and restricted cash	(6,864)	35,228	16,416	21,610
Cash and cash equivalents and
restricted cash, beginning of period	241,261	205,457	217,981	219,075
Cash and cash equivalents and
restricted cash, end of period	$234,397	$240,685	$234,397	$240,685

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Real Estate		Investment
(unaudited)	Services	Engineering	Management	Corporate	Total
Three months ended June 30
2025
Revenues	$785,389	$435,977	$126,134	$149	$1,347,649
Net Revenues	730,801	337,260	117,734	149	1,185,944
Adjusted EBITDA	87,014	46,320	49,989	(3,114)	180,209
Operating earnings (loss)	66,887	19,170	29,287	(16,161)	99,183

2024
Revenues	$751,875	$261,338	$126,051	$104	$1,139,368
Net Revenues	696,868	194,975	126,051	104	1,017,998
Adjusted EBITDA	88,063	18,934	50,489	(1,862)	155,624
Operating earnings (loss)	64,293	9,614	55,032	(14,191)	114,748

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Six months ended June 30
2025
Revenues	$1,422,361	$813,851	$252,336	$271	$2,488,819
Net Revenues	1,319,034	623,432	236,891	271	2,179,628
Adjusted EBITDA	126,093	70,344	105,085	(5,269)	296,253
Operating earnings (loss)	82,569	14,040	62,194	(28,016)	130,787

2024
Revenues	$1,393,150	$499,399	$248,572	$227	$2,141,348
Net Revenues	1,289,325	373,603	245,572	227	1,908,727
Adjusted EBITDA	132,492	31,994	103,339	(3,506)	264,319
Operating earnings (loss)	81,109	12,914	93,912	(29,860)	158,075

Notes
Non-GAAP Measures
1. Reconciliation of revenues to net revenues

Net revenues are defined as revenues excluding subconsultant and other reimbursable direct costs in Real Estate Services and Engineering segments as well as historical pass-through performance fees in Investment Management segment to better reflect the operating performance of the business.

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Three months ended June 30
2025
Revenues	$785,389	$435,977	$126,134	$149	$1,347,649
Subconsultant and other direct costs	(54,588)	(98,717)	-	-	(153,305)
Historical pass-through performance fees	-	-	(8,400)	-	(8,400)
Net Revenues	$730,801	$337,260	$117,734	$149	$1,185,944

2024
Revenues	$751,875	$261,338	$126,051	$104	$1,139,368
Subconsultant and other direct costs	(55,007)	(66,363)	-	-	(121,370)
Historical pass-through performance fees	-	-	-	-	-
Net Revenues	$696,868	$194,975	$126,051	$104	$1,017,998

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Six months ended June 30
2025
Revenues	$1,422,361	$813,851	$252,336	$271	$2,488,819
Subconsultant and other direct costs	(103,327)	(190,419)	-	-	(293,746)
Historical pass-through performance fees	-	-	(15,445)	-	(15,445)
Net Revenues	$1,319,034	$623,432	$236,891	$271	$2,179,628

2024
Revenues	$1,393,150	$499,399	$248,572	$227	$2,141,348
Subconsultant and other direct costs	(103,825)	(125,796)	-	-	(229,621)
Historical pass-through performance fees	-	-	(3,000)	-	(3,000)
Net Revenues	$1,289,325	$373,603	$245,572	$227	$1,908,727

2. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (vii) restructuring costs and (viii) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$63,971	$71,927	$72,889	$86,063
Income tax	25,244	24,377	29,956	34,347
Other income, including equity earnings from non-consolidated investments	(5,547)	(932)	(10,121)	(1,583)
Interest expense, net	15,515	19,376	38,063	39,248
Operating earnings	99,183	114,748	130,787	158,075
Depreciation and amortization	61,686	49,845	125,088	100,353
Gains attributable to MSRs	(10,455)	(3,712)	(14,494)	(5,027)
Equity earnings from non-consolidated investments	3,318	796	7,052	1,232
Acquisition-related items	16,059	(15,221)	25,440	(13,281)
Restructuring costs	1,265	1,722	6,575	8,833
Stock-based compensation expense	9,153	7,446	15,805	14,134
Adjusted EBITDA	$180,209	$155,624	$296,253	$264,319

3. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2025	2024	2025	2024

Net earnings	$63,971	$71,927	$72,889	$86,063
Non-controlling interest share of earnings	(16,238)	(11,224)	(21,967)	(20,145)
Amortization of intangible assets	42,983	34,385	87,738	69,471
Gains attributable to MSRs	(10,455)	(3,712)	(14,494)	(5,027)
Acquisition-related items	16,059	(15,221)	25,440	(13,281)
Restructuring costs	1,265	1,722	6,575	8,833
Stock-based compensation expense	9,153	7,446	15,805	14,134
Income tax on adjustments	(12,210)	(9,606)	(25,692)	(20,733)
Non-controlling interest on adjustments	(7,008)	(7,141)	(14,634)	(13,271)
Adjusted net earnings	$87,520	$68,576	$131,660	$106,044

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2025	2024	2025	2024

Diluted net earnings (loss) per common share	$0.08	$0.73	$0.00	$0.99
Non-controlling interest redemption increment	0.86	0.48	1.01	0.33
Amortization expense, net of tax	0.53	0.41	1.09	0.88
Gains attributable to MSRs, net of tax	(0.12)	(0.04)	(0.16)	(0.06)
Acquisition-related items	0.21	(0.36)	0.32	(0.37)
Restructuring costs, net of tax	0.02	0.02	0.09	0.14
Stock-based compensation expense, net of tax	0.14	0.12	0.24	0.22
Adjusted EPS	$1.72	$1.36	$2.59	$2.13

Diluted weighted average shares for Adjusted EPS (thousands)	50,891	50,479	50,900	49,671

4. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2025	2024	2025	2024

Net cash provided by (used in) operating activities	$44,563	$141,189	$(39,913)	$3,574
Contingent acquisition consideration paid	5,680	300	7,948	3,038
Purchase of fixed assets	(16,428)	(12,480)	(31,082)	(29,353)
Cash collections on AR Facility deferred purchase price	35,556	34,930	83,977	68,848
Distributions paid to non-controlling interests	(37,015)	(38,521)	(45,473)	(48,827)
Free cash flow	$32,356	$125,418	$(24,543)	$(2,720)

Trailing Twelve Months ended
(in thousands of US$)	June 30, 2025

2024 Annual free cash flow	$330,244
Add: Free cash flow for six months ended June 30, 2025	(24,543)
Less: Free cash flow for six months ended June 30, 2024	2,720
Trailing twelve months ended June 30, 2025 free cash flow	$308,421

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 2) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer
(416) 960-9500